

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

<u>Via E-mail</u>
Cai Yu
Chief Executive Officer and Chief Financial Officer
Lion Lam Diamond Inc.
14520 Memorial Drive
Suite M206
Houston, Texas 77079

> **Re: Lion Lam Diamond Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 20, 2013**
> **File No. 333-172112**

Dear Mr. Yu:

We note that your financial statements for the years ended December 31, 2011 and December 31, 2012 were audited by Stan J.H. Lee, CPA. Effective July 30, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Stan J.H. Lee, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Lee.pdf

As Stan J.H. Lee, CPA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Stan J.H. Lee, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please amend your Item 4.01 Form 8-K, filed on August 20, 2013, to disclose that the PCAOB revoked the registration of your prior auditor, Stan J.H. Lee, CPA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

In addition, to the above, we think you should also revise your document in response to the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

- Please revise the date of the report on the cover page to reflect the date of the earliest event being reported.

- Please revise your disclosure in paragraph (a)(iv) regarding the period during which there were no disagreements with your former auditor. This period should include the two most recent fiscal years and the subsequent interim period through August 16, 2013, the date Stan J. H. Lee, CPA was dismissed. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

Please note that you are required file an updated letter from Stan J. H. Lee, CPA stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an amended Exhibit 16 letter for an amended Form 8-K please disclose this fact in the Form 8-K.

Once you explain Stan J. H. Lee, CPA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

The amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 4, 2013. If you have any questions, please contact Ta Tanisha Meadows, Staff Accountant at 202-551-3322 or me at 202-551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief